

Mail Stop 3561

May 8, 2007

Mr. Mark J. Miller
President and Chief Executive Officer
USN Corporation
5215 North O'Connor
Suite 200
Irving, Texas 76039

    Re: **USN Corporation**
           Form 10-KSB for the Fiscal Year Ended March 31, 2005
           Filed August 11, 2005
           Form 10-QSB for the Quarterly Period Ended December 31, 2005
           Filed February 21, 2006
           File No. 0-21119

Dear Mr. Miller:

    We issued comments to you on the above captioned filings on **March 31, 2006.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **May 22, 2007** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

    If you do not respond to the outstanding comments or contact us by **May 22, 2007,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

    Please contact **Yong Kim**, Staff Accountant at 202-551-3323 or me at 202-551-3716 if you have any questions.

Sincerely,

William Choi
Branch Chief